Exhibit 99.1

press release

AM InvestCo signs non-binding agreement with Ilva commissioners

20 December, 12:30 CET
ArcelorMittal announces that AM InvestCo has signed a non-binding agreement with the government appointed Ilva commissioners that forms a basis to continue negotiations on a new industrial plan for Ilva, including discussions on a substantial equity investment by a government-controlled entity.
The new industrial plan would contemplate investments in green technology, including through a new company funded by public and private investors. Negotiations will continue into January. In the meantime, at the hearing today (20 December) the Ilva commissioners and AM InvestCo have requested a further postponement, until the end of January, of the Ilva commissioners’ application for interim measures.